MIGENIX Inc. 102 - 2389 Health Sciences Mall Vancouver, BC V6T 1Z3 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Reports Fourth Quarter and Fiscal Year 2008 Financial Results

Vancouver, BC, CANADA & San Diego, CA, USA – July 21, 2008– MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases, reports financial results for the three months and year ended April 30, 2008 and an update on its programs.

Jim DeMesa, M.D., President & CEO of MIGENIX stated, “The recent end of our 2008 fiscal year marks the beginning of a year where we expect to see the results of our efforts to date start to emerge.  With Phase III clinical results, additional partnering prospects, and important program advancements - all expected in Fiscal 2009, we have several opportunities with which to create value. Most importantly, with an Omigard Phase III clinical trial milestone coming within the next few months, positive results and a successful NDA submission can initiate our transition into a company with revenue from an approved and commercialized product. The successful completion of this milestone, along with the other value-driving opportunities we have created, can build momentum over the next several quarters, which we are confident is in the best interest of all our shareholders.”

UPDATE ON DRUG DEVELOPMENT PROGRAMS

Omiganan 1% gel (OmigardTM/CPI-226/MX-226; topical cationic peptide; prevention of catheter-related infections): Patient enrollment in the Phase III US and European registration clinical trial conducted by our development and commercialization partner Cadence Pharmaceuticals is complete (see May 6, 2008 press release). Cadence expects to announce top-line data from this trial in the second half of 2008 and, with positive results, submit a new drug application for OmigardTM to the FDA in the first half of 2009.  Upon successful completion of various milestones in this program (starting with FDA acceptance of the NDA for filing), we can receive up to US$27MM in development and commercialization milestone payments and a double-digit royalty on net sales. Cadence’s commercialization focus is on the United States market and thus Cadence intends to establish a strategic partnership(s) for the commercialization of Omigard™ for the rights it has outside of the United States. MIGENIX management and Board are working to out-license Omigard™ rights either in combination with Cadence’s rights outside the US to prospective global partners or to potential regional partners for rest of world territories. We expect a license agreement or agreements with up-front payment(s), milestones and royalty terms to be completed after positive Phase III clinical trial results.

Omiganan (CLS001; topical cationic peptide; treatment of dermatological diseases): Based on an end of Phase II meeting with the FDA our partner in this program, Cutanea Life Sciences, intends to initiate a Phase III clinical trial in calendar 2008 to treat rosacea.

Celgosivir (MX-3253; oral alpha-glucosidase I inhibitor; treatment of chronic hepatitis C virus infections): On December 3, 2007 we reported preliminary four-week interim results from a Phase II viral kinetics study in treatment-naïve patients which indicated that 400 mg celgosivir once daily has no negative effects on the tolerability, pharmacokinetics and viral kinetics when combined with the standard of care drugs (the “PRC” regimen), as compared to the standard of care drugs alone (the “PR” regimen”). The interim results were for 10 patients who had completed four weeks of treatment equally divided between the two treatment arms described above.

On May 27, 2008 we indicated that we were stopping a planned 600 mg dosage addition to this viral kinetics study due to financial constraints and other logistical factors. No patients were enrolled in the 600 mg treatment arm.

Top-line 12-week results from the study, like the interim 4-week results, show no meaningful differences between the two treatment arms.  These results are from 15 patients who received treatment during the study. Eleven patients completed all 12 weeks of treatment, 5 in the PRC group and 6 in the PR control group. The following is a summary of the Intent-to-Treat analysis for the 12-week treatment period:

•

Pharmacokinetic results indicate that the addition of 400 mg celgosivir once daily in the triple combination treatment regimen did not affect the pharmacokinetics of peginterferon over the first 4 week period evaluated. This observation provides support for further clinical investigation with peginterferon combination treatments.

•

No significant difference was seen between treatment groups with a mean reduction in HCV RNA at 12 weeks of 3.7 log10 vs 5.2 log10 in the PRC and PR groups, respectively. The variability of response is wide with reductions of 5.5 log10 to 1.6 log10 and 6.5 log10 to 2.3 log10 for the PRC and PR groups, respectively.

•

PRC treatment was well tolerated, with both the PRC and PR groups demonstrating similar tolerability, which is consistent with observations from prior studies. No serious adverse events were reported.

Due to the small number of patients in this study and the high response rate with the standard of care alone in treatment-naïve patients at 12 weeks of treatment, differences in efficacy between the treatment groups are inconclusive. Based on the data from this trial and previous trials, further dose ranging work (as was planned with the 600 mg dosage arm which was stopped as indicated above), in conjunction with other combination treatment optimization strategies, is needed.

The Company is seeking strategic options for advancing the development of celgosivir and is currently in key partnering discussions.

MX-2401 (IV lipopeptide; treatment of gram-positive bacterial infections): MX-2401 is an injectable lipopeptide being developed for the treatment of serious gram positive bacterial infections. MX-2401 is expected to be our next clinical candidate. The features of MX-2401 indicate a highly competitive intravenous agent for treating serious gram positive infections (including the highly publicized resistant bacteria, VRE and MRSA). Activities in the program are currently focused on manufacturing and advancing the program to regulatory submission(s) by late calendar 2009 to commence clinical development. Advances in manufacturing process development have recently been achieved.

SB 9000 (dinucleotide; treatment of chronic hepatitis B virus infections):  This preclinical program is out-licensed to Spring Bank Pharmaceuticals Inc. (formerly known as Spring Bank Technologies). Spring Bank plans to advance SB9000 into clinical development in the first quarter of calendar 2010. On April 30, 2008 we entered into an amended agreement to exchange the 4,000 Series A convertible redeemable preferred shares we hold in Spring Bank for 1,000,000 new Series A convertible preferred shares and we will also receive 50,000 Spring Bank common shares.

MX-4565 (small molecule; treatment of neurodegenerative diseases): The potential for a second year of funding from the Michael J. Fox Foundation (“MJFF”) to fund research in our MX-4565 program is under review by MJFF and us.

Other Matters: The Company has received from Douglas Johnson (a shareholder holding approximately 5% of MIGENIX’s outstanding common shares) a requisition for a special meeting of shareholders for the purpose of replacing a majority of the MIGENIX board of directors. The MIGENIX board of directors has appointed a Special Committee of directors in respect of the requisition and related matters. The Company will respond to the requisition of a special meeting as required by law in due course.

Management and the Special Committee disagree with the issues raised by Mr. Johnson and believe that the actions in seeking to acquire control of the Company have created significant uncertainty and may have a negative impact on current business discussions and other opportunities for funding being pursued by management. This action will also distract management and burden the Company with additional direct and opportunity costs.

FINANCIAL RESULTS

For the three months ended April 30, 2008 (“Q4/08”), MIGENIX incurred a loss of $3.2 million (Q4/07: $3.1 million) or $0.04 (Q4/07: $0.03) per common share, and for the year ended April 30, 2008 (“Fiscal 2008”) the loss is $12.8 million ($0.14 per common share) compared to a loss of $16.1 million ($0.19 per common share) for the year ended April 30, 2007 (“Fiscal 2007”). The $3.3 million decrease in the Fiscal 2008 loss compared to the Fiscal 2007 loss is principally attributable to a $2.4 million decrease in the write-down in intangible assets (see “Write-down of Intangible Assets” below), a $1.1 million decrease in research and development expenses (see “Research and Development Expenses” below) and a $0.3 million decrease in amortization of intangible assets (see “Amortization” below), which were partially offset by a $0.6 million decrease in Other Income and Expenses (see “Other Income and Expenses” below).

Revenues

During Q4/08 the Company had no revenues (Q4/07: $nil) and during Fiscal 2008 research and development collaboration revenue was nominal (i.e. < $0.1 million) (Fiscal 2007: nominal).

Research and Development Expenses

The following table summarizes our research and development expenses(1,2) for the periods indicated:

Research & Development Expenses	Three months ended April 30		Years ended April 30
(Canadian dollars, millions)	2008	2007	2008	2007	2006

Program Expenses
Omiganan 1% gel (partnered)	$0.0	$0.0	$0.0	$0.0	$0.0
Omiganan for dermatological diseases (partnered)	0.0	0.0	0.0	0.0	0.0
Celgosivir	0.1	0.3	1.1	1.5	2.1
MX-2401(3)	0.0	0.2	0.3	1.2	0.6
MX-4509	0.0	0.1	0.0	0.2	0.2
Other projects	0.0	0.1	0.1	0.3	0.3
Total Program Expenses	$0.1	$0.7	$1.5	$3.2	$3.2

Unattributed Expenses(3)
Personnel	$0.9	$0.7	$3.1	$2.6	$2.7
Patent costs	0.2	0.2	0.9	0.8	0.9
Other	0.2	0.3	0.9	0.9	0.9
Total Unattributed Expenses	$1.3	$1.2	$4.9	$4.3	$4.5

Total Research & Development Expenses	$1.4	$1.9	$6.4	$7.5	$7.7

(1)

Before amortization expense, technology and license acquisition costs, and write-downs of intangibles assets.

(2)

Value of $0.0 million represents $nil to ~$50,000 in expenses during the period.

(3)

Net of government assistance

Our Omiganan programs are being advanced by development and commercialization partners (Cadence Pharmaceuticals and Cutanea Life Sciences).

The decrease in Fiscal 2008 MX-2401 costs is principally due to higher cost manufacturing activity in Fiscal 2007 in preparation for the GLP studies started in April 2007. The MX-2401 program costs and Unattributed expenses are net of government assistance related to the MX-2401 program.

The approximate $0.6 million increase in the unallocated research and development costs in Fiscal 2008 is principally due to higher personnel costs. Research and development personnel costs in Fiscal 2008 increased approximately $0.5 million mainly due to the addition of personnel initially to complete non-clinical work in the celgosivir program related to the planned IND submission – the majority of these personnel are now focused on the MX-2401 program; and approximately $0.2 million of accrued aggregate severance for  four former employees.

We anticipate we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis. We are currently focusing our resources on advancing the development of MX-2401.

General and Corporate Expenses

General and corporate expenses in Q4/08 were $0.8 million (Q4/07: $1.0 million) and were $3.6 million for Fiscal 2008 (Fiscal 2007: $3.6 million). Personnel costs were $0.5 million in Q4/08 (Q4/07: $0.5 million) and were $2.0 million for Fiscal 2008 (Fiscal 2007: $2.3 million).

Amortization

Amortization expense for property and equipment was $0.3 million in Fiscal 2008 (Fiscal 2007: $0.3 million).

Amortization expense for intangible assets was $0.2 million in Fiscal 2008 (Fiscal 2007: $0.6 million).

Write-down of Intangible Assets

Pursuant to the quarterly review of intangible assets for Q4/08 the Company determined that a $0.4 million write-down was appropriate principally in respect of a technology acquired as part of our August 2004 merger with MitoKor. The write-downs of intangible assets for Fiscal 2008 were $0.9 million – these write-downs were principally in respect of technologies acquired as part of the MitoKor merger.

Other Income and Expenses

Interest income was $0.4 million for Fiscal 2008 (Fiscal 2007: $0.6 million).

Accretion expense related to the convertible royalty participation units for Q4/08 was $0.6 million (Q4/07: $0.3 million) and is $1.9 million for Fiscal 2008 (Fiscal 2007: $1.4 million). This accretion expense is a non-cash expense resulting from [i] accreting the liability component of the convertible royalty participation units to the maximum royalties payable of $29.5 million (will be reduced for actual royalties paid, any units converted into common shares, and should our estimate of the probable royalties payable decline below $29.5 million) over the estimated royalty payment term using the effective interest method; and [ii] amortizing the deferred financing costs over the estimated royalty payment term also using the effective interest method.

The foreign exchange loss in Fiscal 2008 was $0.1 million (Fiscal 2007: nominal loss).

Property & Equipment and Intangible Asset Expenditures

Property and equipment expenditures for Q4/08 were approximately $0.2 million (Q4/07: nominal) and for Fiscal 2008 were $0.5 million (Fiscal 2007: $0.2 million). The Q4/08 and Fiscal 2008 expenditures are principally for leasehold improvements for the Company’s new Vancouver facility occupied in November 2007.

Intangible asset costs capitalized in Q4/08, Q4/07, Fiscal 2008 and Fiscal 2007 were $nil.

Liquidity and Capital Resources

As of April 30, 2008, the Company had cash, cash equivalents and short-term investments of $5.6 million (April 30, 2007: $15.3 million) and the Company’s net working capital was $5.0 million (April 30, 2007: $14.6 million). The $9.6 million decrease in net working capital from April 30, 2007 is primarily attributable to the cash loss of $9.1 million (loss excluding non-cash expenses: amortization, write-downs of intangible assets, stock-based compensation and the accretion of the convertible royalty participation units) for the year ended April 30, 2008.

MIGENIX believes that its funds on hand at April 30, 2008 are sufficient to provide for operations into the fourth quarter of calendar 2008 before funds received, if any, from existing or new license agreements, the exercise of warrants and options, and financing activities. The recent request for a shareholder meeting has negatively impacted the Company’s ability to raise additional capital at this time and may affect the Company’s ability to complete new license agreements and receive the government assistance recorded as receivable at April 30, 2008. The Company’s ability to advance its programs is constrained due to the Company’s current financial resources and the Company is currently focusing its program spending on its highest priority programs. The Company plans to operate within an annual burn rate of approximately $8 million (reduced from previously expected range of $9 million to $10 million principally due to delaying some non-essential development activities and focusing on the MX-2401 program). The magnitude of spending in the Company’s development programs will be dependent on: the Company’s financial resources, the licensing status of the celgosivir program, the OmigardTM Phase III study results and results in the various other programs. We may need to increase or decrease our annual burn rate in response to such results and our available financial resources. MIGENIX needs to raise additional funds in support of its operations and there is no assurance that such funds can be obtained.

Outstanding Shares

There are currently 94,463,806 (April 30, 2008: 94,463,806; April 30, 2007: 94,237,205) common shares outstanding; 29,465 convertible royalty participation units (April 30, 2008 and April 30, 2007: 29,465); and 5,250,000 (April 30, 2008: 5,250,000; April 30, 2007: 9,350,000) preferred shares outstanding.

Conference Call

Investors, analysts and the media are invited to participate in a conference call and webcast on Monday, July 21 at 11:00 a.m. ET (8:00 a.m. PT) to discuss this announcement. An update on company activities will also be provided. To participate in the conference call, please dial 416-644-3416 or 1-800-733-7560. The call will be available for replay until July 28, 2008 by calling 416-640-1917 or 1-877-289-8525 and entering the pass code 21278725 followed by the pound sign. The live and archived webcast will be accessible through the company’s website at www.migenix.com for the next 90 days.

Selected Financial Highlights

BALANCE SHEETS Unaudited - In Thousands of Canadian dollars	April 30, 2008	April 30, 2007
Assets
Cash and cash equivalents	$2,621	$2,945
Short-term investments	2,997	12,365
Other current assets	1,327	1,245
Total current assets	$6,945	$16,555
Long-term investments	1	1
Property & equipment	977	881
Intangible assets	543	1,671
Deferred transaction costs(1)	-	473
Total assets	$8,466	$19,581

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$1,901	$1,958
Total current liabilities	$1,901	$1,958
Convertible royalty participation units(1)	6,246	4,847
Preferred shares	-	115
Total liabilities	$8,147	$6,920

Shareholders’ equity
Common shares	$125,156	$124,994
Equity portion of convertible royalty participation units	4,554	4,554
Contributed surplus	8,091	7,830
Deficit	(137,482)	(124,717)
Total shareholders’ equity	$319	$12,661
Total liabilities and shareholders’ equity	$8,466	$19,581

(1) As of May 1, 2007 pursuant to the adoption of new accounting standards Deferred transaction costs are netted against the convertible royalty participation units in liabilities.

STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT Unaudited – In Thousands Canadian dollars (except per share amounts)	Three months ended April 30,		Year ended April 30,
	2008	2007	2008	2007
Revenue
Research and development collaboration	-	-	6	19
	-	-	$6	$19
Expenses
Research and development	1,354	1,870	6,369	7,494
General and corporate	837	957	3,569	3,616
Amortization	152	154	579	847
Write-down of intangible assets	417	-	891	3,316
	$2,760	$2,981	$11,408	$15,273

Loss before other income (expense)	$(2,760)	$(2,981)	$(11,402)	$(15,254)
Accretion of convertible royalty participation units and amortization of transaction costs	(542)	(318)	(1,873)	(1,426)
Interest income	63	167	439	611
Foreign exchange gain (loss)	(5)	4	71	17
Loss and comprehensive loss for the period	$(3,244)	$(3,128)	$(12,765)	$(16,052)
Deficit, beginning of period	(134,238)	(121,589)	(124,717)	(108,665)
Deficit, end of period	$(137,482)	$(124,717)	$(137,482)	$(124,717)

Basic and diluted loss per common share	$(0.04)	$(0.03)	$(0.14)	$(0.19)
Weighted avg. common shares outstanding (000’s)	94,464	94,058	94,464	82,590

STATEMENTS OF CASH FLOWS Unaudited – In Thousands of Canadian dollars

Loss for the period	$(3,244)	$(3,128)	$(12,765)	$(16,052)
Items not affecting cash:
Amortization	152	154	579	847
Write-down of intangible assets	417	-	891	3,316
Stock-based compensation	35	37	271	319
Issuance of deferred share units	-	-	-	96
Accretion of convertible royalty participation units and amortization of transaction costs	542	318	1,873	1,426
Milestone to be paid by conversion of preferred shares	-	116	-	116
Changes in non-cash working capital items relating to operating activities	(54)	(2,129)	-	(2,241)
Cash used in operating activities	$(2,152)	$(4,632)	$(9,151)	$(12,173)

Issuance of convertible royalty participation units	-	-	-	7,732
Issuance of common shares, net of issue costs	-	-	-	10,133
Proceeds on exercise of stock options	-	-	-	10
Proceeds on exercise of warrants	-	159	36	331
Repayment of capital lease obligation	-	-	-	(5)
Cash provided by financing activities	-	$159	$36	$18,201

Funds from (purchases of) short-term investments	3,054	2,489	9,255	(8,608)
Proceeds on disposal of equipment	6	-	18	-
Purchases of property and equipment	(151)	(17)	(482)	(218)
Cash provided by (used in) investing activities	$2,909	$2,472	$8,791	$(8,826)

(Decrease) increase in cash and cash equivalents	$757	$(2,001)	$(324)	$(2,798)
Cash and cash equivalents, beginning of period	1,864	4,946	2,945	5,743
Cash and cash equivalents, end of period	$2,621	$2,945	$2,621	$2,945

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's programs include drug candidates for: the prevention of catheter-related infections (Phase III), the treatment of dermatological diseases (end of Phase II), the treatment of chronic hepatitis C infections (Phase II and preclinical), the treatment of serious gram positive bacterial infections (preclinical) and the treatment of hepatitis B infections (preclinical). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: OmigardTM being a significant value opportunity for the Company; Cadence Pharmaceuticals having top-line results of the OmigardTM Phase III trial in the second half of 2008 and if the results of this trial are positive, Cadence submitting a new drug application (NDA) for OmigardTM in the first half of 2009; completion of rest of world partnership(s) for OmigardTM after positive Phase III OmigardTM results; Cutanea Life Sciences’ plans to advance omiganan for the treatment of rosacea into Phase III clinical development by the end of 2008; MX-2401 being our next clinical program and our plans to advance MX-2401 to regulatory submissions for clinical development by late 2009; and Spring Bank Pharmaceuticals advancing SB9000 into clinical development in the first quarter of 2010; the Company operating within an annual burn rate of approximately $8 million; and the Company’s financial resources being sufficient to fund operations into the fourth quarter of 2008..

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: our ability to achieve milestones related to the clinical programs; the adequacy of the OmigardTM Phase III trial design to generate data that are deemed sufficient by regulatory authorities to support submitting an NDA for OmigardTM; our ability to manage licensing opportunities; our partners’ abilities to successfully market OmigardTM; Cutanea’s ability to manage, fund and advance omiganan for dermatological applications into Phase III; our ability to initiate, fund and complete non-clinical studies, clinical studies, manufacturing and all ancillary activities within our expected timelines; Spring Bank’s ability to manage, fund and advance SB9000 into clinical development; and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.